DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761 Ext. 6905 Fax (905) 548-4249

July 6, 2004

Exemption No. 82-3226

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

This is to advise you of the following change to the Board of Directors of Dofasco Inc.

On June 24, 2004 the Board of Directors approved a resolution that increased the number of directors of the corporation from 10 to 11 effective July 1, 2004.

On June 24, 2004 Mr. Brian A. Robbins was elected to the board effective July 1, 2004.

Yours very truly,

Urmas Soomet
Corporate Secretary

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